November 18, 2011

VIA EDGAR

Tom Kluck
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Power REIT
Amendment No. 2 to Registration Statement on Form S-4
Filed November 18, 2011
File No. 333-177802

Dear Mr. Kluck:

This letter is submitted on behalf of Power REIT, a Maryland real estate investment trust (the “Company”) and wholly-owned subsidiary of Pittsburgh & West Virginia Railroad (“PW”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (filed November 16, 2011, Registration No. 333-177802) (the “S-4 Registration Statement”), as set forth in your letter to Mr. David Lesser dated November 17, 2011.  We are filing via EDGAR Amendment No. 2 to the S-4 Registration Statement (“Amendment No. 2”) in response to the Staff’s comments.  For reference purposes, the text of your letter dated November 17, 2011 has been reproduced herein (in bold), with the Company’s response below each numbered comment.  As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 2 that have been revised in response to the comment.

1.	Please provide updated financial information in accordance with Rule 8-08 of Regulation S-X.

Response:  The Company acknowledges the Staff’s comment.  In accordance with Rule 8-08 of Regulation S-X, we have provided the updated financial information, which is located at pages 20 – 23 of the prospectus contained within Amendment No. 2.

2.	Please include an updated auditor’s consent.

Response:  The updated auditor’s consent has been filed as Exhibit 23.1 to the Amendment No. 2.

Very truly yours,

/s/ Kevin Acklin
Kevin Acklin
Partner
Leech Tishman

Cc:	Adam F. Turk, SEC
David H. Lesser, Power REIT
Arun Mittal, Power REIT